Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Nine Months Ended September 30, 2013	Years Ended December 31,
	(Unaudited)	2012	2011	2010	2009	2008
Earnings
Income before income taxes	$1,535	$1,696	$1,404	$769	$552	$494
Interest expense	124	181	199	233	241	220
Portion of rents representative of the interest factor	103	139	143	140	132	145
	$1,762	$2,016	$1,746	$1,142	$925	$859
Fixed Charges
Interest expense	$124	$181	$199	$233	$241	$220
Portion of rents representative of the interest factor	103	139	143	140	132	145
	$227	$320	$342	$373	$373	$365
Ratio of Earnings to Fixed Charges	7.8	6.3	5.1	3.1	2.5	2.4